

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2010

David S. Sassoon
General Counsel
FXCM Inc.
32 Old Slip
New, NY 10005

> **Re: FXCM Inc.**
> **Registration Statement on Form S-1**
> **Filed September 3, 2010**
> **File No. 333-169234**

Dear Mr. Sassoon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2.   Please provide us with highlighted copies of any study, report or survey that you cite or on which you rely. Please mark the relevant portions of the supporting materials to clearly indicate the information that supports your disclosure. Confirm that the industry reports, studies or surveys that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

3.   You disclose on page 108 that you are regulated by the CFTC and the NFA. Please advise us as to whether you plan to seek approval for this offering from those entities.

4.   Throughout your registration statement, you utilize industry jargon. Please provide better explanations for terms such as "one-click trading," "white labels" and "unique visitors."

5.   We note your use of the following assertions throughout the prospectus. The basis for such factual assertions and for your management's beliefs should be clear from the text of the prospectus or supporting documentation should be provided to us. Please revise your disclosure to address our concerns, or advise us as necessary. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced. By way of example only, we note the following assertions:

- we are a leading online provider of foreign exchange,

- we are one of the largest retail FX brokers in the world,

- regulators in certain jurisdictions have been implementing requirements in a manner that may be more favorable to FX brokers utilizing the agency model as compared to those utilizing the principal model,

- award-winning customer service,

- increasing sophistication and awareness of the agency model "will drive increased market share for agency model brokers" [emphasis added],

- a "best-in-class" in-house online marketing organization,

- we are among the largest sources of volume for many of our FX market makers, and

- regulatory changes have reduced the number of retail FX brokers and, we believe, improved the reputation of retail FX as an asset class and the standing of the industry as a whole.

6.   We note that your existing owners may be able to exchange their Holding Units for Class A common stock and will receive Class B common stock. Please provide us with your analysis of how the issuance of Class A and Class B common stock to the existing owners complies with the Securities Act of 1933 or is exempt from registration. Please also tell us why any concurrent private placements should not be integrated into your current public offering. Please see Securities Act Release No. 8828 (Aug. 10, 2007).

Prospectus Cover Page

7.   Please note that only the names of the lead or managing underwriters should appear on the cover page. Please confirm that you will not include the names of the underwriters in the syndicate on the cover page in the final prospectus that you distribute to investors.

Prospectus Summary, page 1

Our business, page 1

8.   We refer to your disclosure on page 1 regarding your revenue and income before income taxes growth since 2001. Please balance this discussion with disclosure of your net income (loss) and the fact that your net income decreased in 2009 from 2008.

Our competitive strengths, page 4

9.   Refer to the second paragraph on page 5. We note that you state here and throughout your prospectus that you believe you are the largest provider of retail FX in the U.S. "[a]s measured by volume, revenue and number of customer accounts." Please clarify whether there are competitors that are the largest providers of retail FX in the U.S. based on other metrics.

10.   Please balance the disclosure in this section with summary risk factor disclosure that immediately follows this section. We note your "Investment Risks" section on page 6. However, there may be other material risk factors worth noting, which may not constitute an investment risk. We note, for example, your disclosure on page 33, which states that after the offering, your existing owners will continue to control a majority of the combined voting power of all classes of your voting stock. Please provide a substantive summary of the major risks facing you, and please note that this discussion should be as equally prominent as the discussion of your competitive strengths.

Investment Risks, page 6

11.   Please relocate this section to immediately follow the section entitled "Our competitive strengths."

12.   Please expand upon the bulleted points to provide a more detailed and substantive summary of the major risks facing you. For example, where practicable and material, please revise your disclosure to quantify the impact on your business.

Our Structure, page 7

13.   Please add a chart to depict your pre-offering organizational structure. Please make this same change to your "Organizational Structure" section on page 40.

14.   In the first paragraph, we note your parenthetical "(subject to the terms of the exchange agreement)." Please disclose, by footnote, cross-reference, or otherwise, any material terms of the exchange agreement. Please make this same change to your "Organizational Structure" section on page 40.

15.   In the second paragraph, you state that your existing owners will hold one <u>or more</u> shares of Class B stock. Please explain under what circumstances an existing owner would be allocated more than one share. We note that the Class B stock has voting rights only, which have no correlation to the percentage of shares of Class B common stock held. Please make this same change to your "Organizational Structure" section on page 40.

The Offering, page 8

16.   In the "Use of proceeds" section, please explain in greater detail how you plan to "enhance [y]our capital." Please make this same change to your disclosure on page 44.

17.   In the "Exchange rights of holders of Holdings Units" section, please revise to explain the relevant timing of when the units may be exchanged (i.e., from and after the first anniversary date of the closing).

Risk Factors, page 14

18.   We note your disclosure throughout the document regarding the series of regulatory changes presently occurring in different jurisdictions around the world, as well as certain risks related to failure to comply with laws and regulations in the countries where you conduct business. Please also add risk factor disclosure to address the potential impact on your business associated with compliance with these regulations. For example, please discuss the costs associated with compliance, as well as ease of entering into new jurisdictions where such regulations are in effect.

19.   We note that your acquisition of ODL will add new products to your business, including contracts-for-difference, spread betting and equity options. Please consider adding a risk factor to discuss risks you may face as a result of these new products.

20.   We note your discussion on page 86 regarding your exposure to counterparty risk. Please consider adding a risk factor to discuss the potential impact this risk may have on your business.

Risks Related to Our Business, page 14

21.   Refer to the second risk factor. Please provide more detailed disclosure regarding how the global market and general economic conditions impacted your customer base and operations during the six months ended June 30, 2010 and how you expect it to continue to impact your customer base and operations.

We accept customers from many jurisdictions…, page 17

22.   Please refer to your statement in the last paragraph on this page regarding the fact that you have not consulted with legal counsel in jurisdictions which account for approximate 20% of your retail trading volume. Please add related disclosure in the summary risk factor section.

23.   In the last paragraph, please expand your disclosure to explain specifically how you "evaluate [y]our activities."

The Canadian regulatory environment…, page 18

24.   To the extent available, please provide us with any updates or analyses regarding the request for information by the Canadian regulators.

Our failure to comply with regulatory requirements…, page 19

25.   Please quantify the amount of the fine that you were required to pay to the NFA and state whether the matter has been completely resolved.

We are subject to risk of default by financial institutions…, page 29

26.   Please revise to disclose approximately how many financial institutions hold your customers' funds and disclose, if applicable, any institutions that hold an amount that is materially higher than that held by the others. Name any financial institutions that hold a significant amount.

The requirements of being a public company…, page 35

If securities or industry analysts do not publish research or reports about our business…, page 37

The market price of our Class A shares may be volatile…, page 37

27.   These risks arguably could apply to any issuer or offering. Please explain how each risk affects you or the securities being offered. Alternatively, eliminate such generic risk factors. Refer to Item 503(c) of Regulation S-K

Organizational Structure, page 40

28.   Please revise this section to describe the restructuring in a step-by-step, chronological manner. In addition, please provide explanations of your reason(s) for taking each step and provide examples where helpful.

29.   We note the second bullet on page 40 that states that the "Number of Holding Units held equals number of Class A common stock outstanding." Please explain how the number of Holding Units will remain constant with the number of Class A shares. We note that the

existing owners may be able to exchange their Holding Units for Class A shares and you will issue additional Class A shares in the IPO.

Reclassification, page 40

30.   Please disclose the purpose for the reclassification.

Offering Transactions, page 41

31.   Refer to the first sentence. Please disclose how FXCM Holdings, LLC will obtain the Holdings Units.

32.   Please clarify, if true, that the existing owners may exchange all of their Holdings Units at the time of the offering or after the one-year anniversary of the closing, but may not exchange any Holdings Units for the year in between. If accurate, please add related disclosure in the summary section.

33.   Explain to us how you intend to account for the acquisition of FXCM Holdings, LLC by FXCM, Inc. Cite any relevant accounting literature in your response.

34.   We note your disclosure that FXCM, Inc will own a minority of the ownership interests of FXCM, Holdings after the offering transactions. Explain to us and expand your disclosure to include a discussion of how you determined it would be appropriate to for FXCM, Inc to consolidate FXCM Holdings, Inc. Cite any relevant accounting literature in your response.

Regulated Subsidiaries, page 43

35.   Please name all jurisdictions in which you operate a material portion of your business.

36.   Please revise to provide more detailed disclosure regarding the operations of your regulated subsidiaries and disclose how many you have.

Use of Proceeds, page 44

37.   We note that you intend to use some of the proceeds to fund acquisitions. Please provide all the disclosure required by Instruction 6 to Item 504 of Regulation S-K.

Dividend Policy, page 45

38.   Refer to the last sentence in the third paragraph. Please clarify that by "equivalent," you mean pro rata, based on their percentage economic ownership.

39.   You state that you intend to pay quarterly cash dividends to the holders of your Class A common stock initially equal to $____ per share of Class A common stock. You also state that other than tax-related distributions, FXCM Holdings, LLC has not made any distributions to your existing owners during 2008, 2009 and through June 30, 2010. Please

provide us with your basis for your dividend projection. In addition, please tell us what consideration was given to including a distribution table to support how you have determined that you have sufficient cash available to pay the dividend. Please refer to Item 10(b) of Regulation S-K.

40.   Please disclose if you have the ability to borrow funds or sell assets to pay distributions or if you may issue stock to satisfy your distribution requirements. Please also disclose if you may use proceeds from this or other offerings to pay distributions.

41.   Please disclose any restrictions on your ability to pay dividends in the section. We note, for example, your operating subsidiaries are subject to regulatory requirements to maintain specific minimum levels of regulatory capital.

Unaudited Pro Forma Consolidated Financial Information, page 49

42.   We note that the capital structure of FXCM Holdings, LLC will be modified prior to the completion of the offering. Please revise your pro forma financial statements to reflect the Reclassification of members' capital prior to the closing of this offering or tell us why such adjustment is deemed unnecessary. In addition, please provide to us your analysis of the impact of such Reclassification.

43.   Tell us in sufficient detail the adjustments made to ODL historical financial information in order to convert the balances from UK to US GAAP. Confirm for us that all of these adjustments have been included in the reconciliations in footnotes 31 and 32 in the ODL financial statements.

44.   Explain to us why you have not made any adjustments to the values of ODL's tangible assets as a result of the acquisition.

Note (1), page 51

45.   We note your disclosure that the total purchase price of ODL includes contingent consideration of approximately $15.1 million. Tell us whether the prior owners of ODL are required to fulfill any service obligation in order to receive the contingent consideration. Tell us how the covenants not to compete signed in conjunction with the acquisition factored into your analysis.

Selected Historical Consolidated Financial Data, page 58

46.   We note that endnote 2 to your table indicates that the financial statements at and for the years ended December 31, 2006 and 2005 were prepared on a combined basis. Please expand your disclosure to indicate the entities included in the combined financial statements and explain to us how you determined that combined financial statements would be appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60
Regulatory Environment, page 60

47.   We note that you operate in Hong Kong. Please tell us what percentage of your business
        these operations represent. In addition, we note your disclosure on page 17, which states
        that you have consulted with legal counsel in selected jurisdictions for advice regarding
        whether you are operating in compliance with local laws and regulations. Please advise us
        whether you have consulted with legal counsel regarding whether you are in compliance
        with Chinese regulations and whether you believe your company to be in compliance.

48.   We note your disclosure that there has been a "series of changes to how retail FX firms are
        regulated." Please revise this section to describe in greater detail how you expect the cost
        of compliance with these regulations to affect your business.

Primary Sources of Revenues, page 61

49.   In the "Retail Trading Revenue" section, please break out separately the approximate
        amount or percentage of "additional revenues earned."

Credit Facility, page 79

50.   We note that you are in the process of negotiating a $100 million unsecured credit facility.
        To the extent that the relevant terms of such credit facility are known, although not
        finalized, please provide within your discussion of such material terms including amounts
        available, related interest rates, maturity dates, collateral requirements (if any), and any
        other material terms believed to be beneficial.

Currency risk, page 86

51.   We note that 91% of your equity as of June 30, 2010 is denominated in US dollars or is
        hedged. However, approximately 20% of your revenues were generated outside of the
        United States for the fiscal year ended December 31, 2009, and your acquisition of ODL
        Group Limited appears will add an additional amount of trading income based in British
        Pound Sterling. As such, please tell us and provide disclosure indicating the currencies to
        which you are primarily exposed, as well as a sensitivity analysis for each currency that
        may have an individually significant impact on future earnings. Where currencies have been
        aggregated, please disclose the reasons why such presentation is considered to be
        appropriate.

Industry, page 89

52.   Much of your disclosure in this section focuses on the comparison between the foreign
        exchange trading market and the equities securities trading market. Please advise us as to
        the relevance of the equities market, considering that your Competition section on page 106
        focuses exclusively on other firms in the foreign exchange market space.

Business, page 92

53.   We note your disclosure in the first paragraph about how you earn fees. Please clarify
        whether this is the only way you earn fees. We note your disclosure on page 4 that you
        offer research on aggregate trading trends, among other services. Please clarify whether
        you earn fees for these services.

Experienced leadership team and innovative culture, page 96

54.   Please provide additional disclosure specifically describing the contributions your
        company's leaders have made to your company and to the growth of the online retail FX
        industry generally so that investors can better understand their relevant experience. For
        example, please explain the "key roles" your team members played in developing the
        systems for other FX pioneers.

Our Products and Services, page 98

55.   Please disclose approximately what percentage of your overall trading volume is
        represented by CFD trades and by spread betting trading.

56.   We note your disclosure throughout the document that you earn revenues from contracts-for
        difference (CFD) trading. Please provide an analysis of whether the contracts-for-
        difference you offer are securities under the Securities Act of 1933. If so, please tell us the
        exemption from registration that you rely on for the issuance of these securities to investors.

57.   We note your disclosure that your CFDs may not be traded or offered to U.S. residents.
        You have not, however, addressed in your disclosure whether the CFDs may relate to U.S.
        securities. Your disclosure leaves open the possibility that your CFDs may relate to U.S.
        securities, even though the CFDs will not be traded or offered to U.S. residents. Please tell
        us if you may engage in any business in CFDs that relate to U.S. securities. If you are
        restricted from trading or offering CFDs that relate to U.S. securities, please tell us what
        restrictions you have in place to enforce this limitation and revise your prospectus to
        disclose this limitation.

58.   Please expand your risk factor disclosure to state that you may also face regulatory risks
        related to your CFD offerings. Your discussion should address the risk that to the extent
        your CFD offerings constitute offers or sales of securities, you would need to comply with
        the federal securities laws. Please also describe the impact this may have on your business.

59.   In the "Equities and Equities Options" section, you state that you will offer equity and
        equity option trading through ODL. Please expand your disclosure to discuss how this
        product offering will work and how you expect this business to fit into your overall business
        strategy. In addition, please discuss the steps you have taken or will be required to take to
        make these products available. Please include in your discussion any plans for changes to
        your trading platform, as well as plans for regulatory compliance.

60.   Please also provide a complete description of your purchase agreement with ODL, including disclosure of the purchase price and other material terms.

Our Trading Systems, page 99

61.   Please disclose whether you license rights to the Trading Station II Platform or the Active Trader Platform.

Risk Management, page 104

62.   Please disclose if you have established any risk limits, if the limits are binding and if you have ever exceeded the limits. If you do have risk limits in place that can be waived, please disclose the process for doing so. If you have exceeded any established risk limits, please discuss how the limits were exceeded and the impact on your business.

Relationships with wholesale FX market makers and prime brokers, page 106

63.   Refer to the first sentence in this section. Please tell us whether these market makers are your largest market makers and disclose approximately what percentage of your trading volume they represent.

Compensation Determination Process, page 117

64.   We note that bonus amounts for your executives (other than Mr. Niv and Mr. Sakhai) are determined by Mr. Niv's subjective evaluation of performance. Please disclose whether any specific metrics or categories of performance are considered and describe the factors considered by Mr. Niv.

Compensation Risk Assessment, page 117

65.   We note your disclosure in this section that you do not believe that risks arising from your compensation policies and practices for your employees are reasonably likely to have a material adverse effect on you. Please tell us the process you undertook to reach this conclusion.

Salary and Guaranteed Cash Payments, page 117

66.   We note that you increased the salaries of Messrs. Filko and Sassoon in 2009 in recognition of their successful performance. Please describe the factors considered in granting these salary increases.

Annual Cash Bonuses, page 117

67.   Please revise your disclosure to explain why Mr. Putz's bonus was structured differently than that for Messrs. Filko and Sassoon.

David S. Sassoon
FXCM, Inc.
October 1, 2010
Page 11

Director Qualifications, page 114

68. For each person who is a director, please revise your disclosure to briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Please provide this disclosure on a director-by-director basis instead of aggregated disclosure for all your directors. Please see Item 401(e)(1) of Regulation S-K.

Financial Statements, page F-1

FXCM Holdings, LLC as of and for the Years Ended December 31, 2009, 2008 and 2007, page F-4

Report of Independent Registered Public Accounting Firm, page F-4

69. Please provide the name of your independent registered public accounting firm and indicate that such report has been manually signed. Refer to Rule 2-02(a) of Regulation S-X.

Consolidated Statements of Operations and Comprehensive Income, page F-7

70. Explain to us how you determined it would be appropriate to present referring broker fees outside of operating expenses.

Notes to Consolidated Financial Statements, page F-10

Note 1. Nature of Business and Significant Accounting Policies and Estimates, page F-10

Retail Trading Revenue, page F-14

71. Considering that you utilize an agency model representing 91.5% of your retail trading volume for the six months ended June 30, 2010, please tell us and disclose whether you report revenues on a gross or net basis, and the considerations made by management in arriving at such determination. Refer to FASB Accounting Standards Codification ("ASC") 605-45-45.

Notes to the Unaudited Consolidated Financial Statements, page F-31

Note 1. Nature of Business and Significant Accounting Policies and Estimates, page F-31

Other Income, page F-36

72. We note that you have not generated ongoing monthly fees from the trade execution services agreement with GCI Capital Co. Ltd. during the six months ended June 30, 2010. Please tell us why no fees were recognized during the six months ended June 30, 2010, and whether you expect to receive fees in the future. To the extent you do not expect to receive fees in the future, explain to us why you believe it is still appropriate to amortize the upfront

fee over five years.

ODL Group Limited, page F-48

General

73.   Please explain to us why you have not included comparative financial statements that cover the latest three financial years.

74.   Please revise your filing to include the unaudited interim financial statements for ODL Group Limited as of and for the period ended June 30, 2010 or tell us why such updated interim financial information is not required.

10. Financial Assets at Fair Value Through Profit and Loss, page F-61

75.   Please tell us the significant types of assets included in financial assets at fair value through profit and loss. Expand your financial statement disclosure to include this information. Additionally, explain to us what transactions are included in "net movement" for the year ended December 31, 2009.

31. Financial Risk Management, page F-72

Deferred Taxation, page F-79

76.   Please include the endnotes (1) and (2) to the table detailing the adjustment related to Capitalization of software costs and Goodwill in determining profit and loss account according to U.S. GAAP.

32. Reconciliation Between U.K. and U.S. GAAP, page F-80

77.   Please include the endnote (1) to the table detailing the adjustment related to Capitalization of software costs in determining shareholders' funds according to U.S. GAAP. Please also make conforming changes to such table in note 31.

Consolidated statements of cash flows, page F-80

78.   Please tell us why you believe that equity dividends paid by ODL Group Limited would be considered operating cash flows under U.S. GAAP. Refer to ASC 230-10-20.

79.   Explain to us whether "cash at bank and in hand including short term deposits – client funds" would be considered restricted cash in accordance with U.S GAAP. To the extent these funds would be considered restricted cash, revise your reconciliation to U.S. GAAP to include the appropriate reconciling item.

Item 16. Exhibits and Financial Statement Schedules, page II-2

80.   Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

Exhibits 23.1 and 23.2

81.   We note you have included two consents related to the same report and reference as experts. In addition, it appears that you have not included a consent from Ernst & Young LLP for the report related to FXCM Holdings, LLC and Subsidiaries as of and for the period ended December 31, 2009, as illustrated in the Experts section of the prospectus and herein. Please advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

   • should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   • the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   • the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel

cc: Joshua Ford Bonnie
        Simpson Thacher & Bartlett LLP
        212-455-2502